SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME [National Corporate Taxpayers Register of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. (“Company” and “AGOE”, respectively) to be held, cumulatively, on April 29, 2022, at 2:00 p.m. (“Proposal”):

A.	Annual Shareholders’ Meeting:

1.           Analysis of the management accounts, examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2021;

We propose that the management accounts are approved and the financial statements relating to the fiscal year ended December 31, 2021, as disclosed on February 24, 2021 on the websites of the Brazilian Securities Commission (“CVM”) and the B3 S.A. – Brasil, Bolsa, Balcão, through the Periodic Information System (Sistema de Informações Periódicas), on the Company’s website (www.ri.ambev.com.br) and on the newspaper Valor Econômico.

We stress that, under the terms of article 9, item III, of CVM Ruling No. 481, of December 17, 2009 (“CVM Ruling 481/09”), the information disclosed in Exhibit A.I to this Management Proposal reflect our comments on the financial situation of the Company.

2.           Allocation of the net profits for the year ended December 31, 2021 and ratification of the payment of interest on own capital and dividends for the year ended December 31, 2021, approved by the Board of Directors at the meeting held on December 9, 2021;

We propose that the net profit for the fiscal year ended on December 31, 2021 be allocated as indicated below, which is defined in details in Exhibit A.II of this Management Proposal, prepared in accordance with article 9, sole paragraph, item II, of CVM Ruling 481/09. It is further proposed to ratify the payments of interest on own capital and dividends relating to the fiscal year ended on December 31, 2021, approved by the Board of Directors at the meeting held on December 9, 2021.

Net Profits	R$ 12,670,968,081.06
Amount allocated to the Tax Incentives Reserve	R$ (1,423,467,375.24)
Amount allocated to payment of dividends and / or interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2021	R$ (9,499,622,850.96)
Amount allocated to the Investments Reserve(1)	R$ 3,848,112,086.57
(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 2,063,722,000.00; and (iii) expired dividends in the amount of R$ 24,689,064.16, as detailed in Exhibit A.II to this Management Proposal.

3.                Election of the effective and alternate members of the Fiscal Council for a term in office ending at the Ordinary Shareholders’ Meeting to be held in 2023, pursuant to the terms of the Company's by-laws.

The controlling shareholders appoint as members of the Fiscal Council the individuals qualified below, who will compose the “Controlling Shareholder Slate – Fiscal Council”:

(i)	by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG No. M-2.399.128 SSP/MG, enrolled with the CPF/ME under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(ii)	by reelection, Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card RG No. 3.076.167SSP/SP, enrolled with the CPF/ME under No. 395.907.558-87, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(iii)	by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 IFP/RJ, enrolled with the CPF/ME under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company; and

(iv)	by reelection, Eduardo Rogatto Luque, Brazilian, married, accountant, bearer of the Identity Card RG No. 17.841.962-X SSP/SP, enrolled with the CPF/ME under No. 142.773.658-84, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an alternate member of the Fiscal Council of the Company.

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, pursuant to article 161, paragraph 4, item “a”, of Law No. 6,404/76 informed the Company's management that it will appoint for the position of members of the Fiscal Council:

(i)	by reelection, Mr. Vinicius Balbino Bouhid, Brazilian citizen, single, engineer, bearer of Identity Card RG No. 029.562.824 - DETRAN/RJ, enrolled with the CPF/ME under No. 667.460.867/04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an effective member of the Company's Fiscal Council; and

(ii)	by reelection, Carlos Tersandro Fonseca Adeodato, Brazilian, divorced, economist, bearer of Identity Card RG No. 10482 CRE/RJ, enrolled with the CPF/ME under No. 337.770.397-72, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Company’s Fiscal Council.

We clarify that, under the terms of article 10 of CVM Ruling 481/09, the information referring to the candidates nominated as members of the Fiscal Council of the Company listed above are further detailed in Exhibit A.III of this Management Proposal.

4.                Establishment of the global compensation of the managers for year 2022.

We propose that the global compensation of the managers for the year 2022 (that is, between January 1, 2022 and December 31, 2022) be established in the global amount of up to R$ 121,572,686.14.

According to the CVM guidance (item 3.4.5 of Circular-Notice/Annual-2022-CVM/SEP – “Circular Notice”), the global amount of managers’ compensation to be approved in the Ordinary Shareholders’ Meeting according to article 152 of Law No. 6,404/76 must include, besides the fixed compensation and short-term variable of the managers, the expenses relating to the recognition of the fair value of the call options and/or the shares that the Company intends to grant in the fiscal year.

We stress that, therefore, in the global amount of managers’ compensation are included (i) the expenses associated with the recognition of the fair value of the stick options the Company intends to grant in this fiscal year based on the Stock Option Plan, dated as of June 30, 2013 (“Option Plan”); and (ii) the expenses associated with the recognition of the fair value of the share-based compensation the Company intends to enforce in this fiscal year based on the Share-Based Compensation Plan, dated as of April 29, 2016, as amended on April 24, 2020 (“Stock Plan”, and together with “Option Plan”, the “Plans”), in both cases with accounting, and not financial, effects set forth in CPC 10. Additionally, it should be noted that the global compensation proposed for 2022 considers the current composition of the Board Of Officers, as approved by the Board of Directors at the meeting held on December 22, 2021.

The model adopted to define the compensation of the Board of Directors is aligned with market best practices for companies with businesses, risks and complexity similar to Ambev’s.

The compensation of the members of the Board of Directors is divided into: (i) fixed compensation, which is aligned with market average; and (ii) variable compensation, considering the sustainable growth of the Company and its businesses in the long term, with the purpose of stimulating and rewarding significant results through profit sharing. As mentioned above, the Company also has the Option Plan and the Stock Plan, as described in item 13.4 of Exhibit IV of this Proposal.

Additionally, some members of the Board of Directors participate in the private pension plan, to which the Company also makes partial contributions that are included in the compensation to be approved.

The compensation of the Board of Officers is divided into fixed and variable components, with the base salary (fixed component) aligned with market average and the variable compensation (profit sharing) the main long-term incentive. The members of the Board of Officers are offered options and/or shares granted within the scope of the Plans approved by General Shareholders’ Meetings and, eventually, in the case of executives identified as having high potential for the long term, Share Appreciation Rights are granted. The purpose is to promote the alignment of executives’ interests to generate long-term value for the Company.

The definition of the compensation of the Company’s Board of Officers observes the following principles: (i) the compensation is an instrument for attracting and retaining talents; (ii) the compensation must be competitive in relation to the companies that operate in the same market in which the Company operates; (iii) the compensation must be aligned with Company’s performance culture, with greater emphasis being placed on its variable component, based on results and exceptional performance; (iv) the compensation must provide long-term value construction; (v) the compensation must take into account organizational and individual development; (vi) the compensation must involve cascading of goals, in order to create alignment across the organization; and (vii) the compensation must be linked to Company’s success in the medium and long term.

The members of the Board of Officers are entitled to receive the benefits set forth in the Company’s benefits policy, as described in the Company’s Reference Form and available on the CVM and Company’s Investor Relations’ websites.

Furthermore, annually, the Operations, Finance and Compensation Committee assesses the retention of Company’s talents, which includes an analysis of the need to adapt the compensation practices adopted by the Company. If such committee deems it necessary, adjustments to these practices are proposed to the Board of Directors.

We inform that the amount paid as global compensation attributed to the managers of the Company for the year 2021 was R$ 109,256,041.93. Such amount is inferior to the limit approved by the Annual Shareholders’ Meeting held on April 29, 2021, of R$ 123,529,137.63 for the managers. The difference verified between the limits approved by the Ordinary Shareholders’ Meeting of the Company on April 29, 2021 and the amounts actually paid as per the global compensation attributed to the managers is justified, mainly, due to the variable component of the compensation, which is linked to specific performance goals of the managers and the Company, that were not entirely met.

Finally, according to the understanding of the CVM Collegiate body in the Proceeding No. 19957.007457/2018-10, included in the Circular Notice, the overall compensation of the management must be net of employer’s payroll charges, which are not covered by the definition of “benefit of any kind” set forth in article 152 of Law No. 6,404/76. For comparative purposes, this year’s payroll charges were separately disclosed by the Company in item 13.16 of Exhibit A.IV to this Proposal. Please note that the information required for the necessary analysis of the proposal of compensation of the managers, as provided in article 12 of CVM Ruling 481/09, is set forth in Exhibit A.IV to this Management Proposal, more specifically in items 13.1 and 13.4.

5.                Establishment of the compensation of the members of the Fiscal Council

We propose that the global compensation of the Fiscal Council, for the year 2022 (that is, between January 1, 2022 and December 31, 2022), be established in the global amount of up to R$ 2.017.453,72, with the compensation of the alternate members corresponding to half of the amount received by the effective members, which is in compliance with Law No. 6,404/76.

We inform that the amount paid to the global compensation account attributed to the members of the Company's Fiscal Council for the year 2021 was R$ 1,808,132.40.

B.	Extraordinary Shareholders’ Meeting:

6.                Amendment of the Company’s Bylaws to:

We propose that the Company’s Bylaws be amended, as detailed in Exhibit B.I to this Proposal, in order to:

(a)              amend item “m” and include item “q”, both from article 3:

The Management proposes the amendment to detail in the business purpose (i) activities relating to the Company's logistics operations, including warehouse operations in general; and (ii) sales of household, commercial and/or personal consumer products in general, with no restrictions, as detailed in Exhibit B.I to this Proposal.

The detailing of the corporate purpose proposed herein does not modify the Company’s operating segment and its predominant activities, representing nothing more than an addition of ancillary or integrated activities with those already performed by the Company, compatible with its purposes and, therefore, if approved, will not give rise to shareholders’ right to withdraw under the terms of articles 136, VI, and 137, I, of Law No. 6,404/76.

(b)              amend the heading of article 5 to reflect the capital increases approved by the Company’s Board of Directors, within the authorized capital limit until the date of the Annual Shareholders’ Meeting:

If this proposal is approved, the language of the heading of article 5 of the Company’s Bylaws will be in force as set provided in Exhibit B.I to this Proposal.

7.                Approve the consolidation of the Company’s Bylaws.

In order to reflect the foregoing amendments, the Management proposes the restatement of the Company’s Bylaws, under the terms of the Exhibit B.I to this Management Proposal.

São Paulo, March 29, 2022.

The Management

Ambev S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer